# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NB Bancorp, Inc., CIK 0001979330
CUSIP: 63945M107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1063 Great Plain Avenue, Needham, Massachusetts (MA), 02492
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001894571

## Reporting persons
- Pertento Partners LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,049,614; sole dispositive power 0; shared dispositive power 2,049,614; aggregate amount beneficially owned 2,049,614 (4.6% of the class)
- Pertento Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,049,614; sole dispositive power 0; shared dispositive power 2,049,614; aggregate amount beneficially owned 2,049,614 (4.6% of the class)
- Eduardo Marques: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 2,049,614; sole dispositive power 0; shared dispositive power 2,049,614; aggregate amount beneficially owned 2,049,614 (4.6% of the class)

## Item 1. Issuer
Name of issuer: NB Bancorp, Inc.
Address of issuer's principal executive offices: 1063 Great Plain Avenue, Needham, Massachusetts 02492

## Item 2. Person Filing
Name of person filing:
Pertento Partners LLP
Pertento Advisors LLC
Eduardo Marques
Address of principal business office or, if none, residence:
Pertento Partners LLP
111 Park Street
London W1K7JL
United Kingdom

Pertento Advisors LLC
111 Park Street
London W1K7JL
United Kingdom

Eduardo Marques
111 Park Street
London W1K7JL
United Kingdom
Citizenship:
Pertento Partners LLP -United Kingdom
Pertento Advisors LLC - Delaware
Eduardo Marques - Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Pertento Partners LLP - 2,049,614
Pertento Advisors LLC - 2,049,614
Eduardo Marques - 2,049,614
Percent of class:
Pertento Partners LLP - 4.6%
Pertento Advisors LLC - 4.6%
Eduardo Marques - 4.6%
Sole power to vote or to direct the vote:
Pertento Partners LLP - 0
Pertento Advisors LLC - 0
Eduardo Marques - 0
Shared power to vote or to direct the vote:
Pertento Partners LLP - 2,049,614
Pertento Advisors LLC - 2,049,614
Eduardo Marques - 2,049,614
Sole power to dispose or to direct the disposition:
Pertento Partners LLP - 0
Pertento Advisors LLC - 0
Eduardo Marques - 0
Shared power to dispose or to direct the disposition:
Pertento Partners LLP - 2,049,614
Pertento Advisors LLC - 2,049,614
Eduardo Marques - 2,049,614

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Pertento Partners LLP. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.01 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Pertento Partners LLP: /s/ Eduardo Marques, Eduardo Marques, Managing Partner (05/15/2026)
- Pertento Advisors LLC: /s/ Eduardo Marques, Eduardo Marques, Authorized Person (05/15/2026)
- Eduardo Marques: /s/ Eduardo Marques, Eduardo Marques (05/15/2026)